CNIT Announces Appointment of New CPO and Re-alignment of R&D Team

SHENZHEN, China, June 26, 2015 -- China Information Technology, Inc. (the "Company" or "CNIT") (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions in China, today announced the change of its Chief Product Officer (CPO). Effective immediately, Mr. Guangzeng Chen has been promoted to be the CPO by the board of directors to succeed Mr. Zhishan Liang, who has resigned for personal reasons. Concurrently, the Company is re-aligning its R&D team with the Company's current market positioning as a cloud-based Internet of Things provider.

Mr. Jiang Huai Lin, Chairman and CEO of CNIT, commented, "Since the board granted us authorization last week to accelerate our business transformation from a hardware manufacturer into a cloud-based Internet of Things provider, we are taking a number of strategic initiatives. First, because our core products are now cloud platform and proprietary terminal technology, we have re-aligned our R&D team so that our Chief Technology Officer (CTO) can focus on the development of our cloud platform including infrastructure as a service (IaaS), platform as a service (PaaS), and software as a service (SaaS), while the CPO will focus on three things: development of our own operating system, enhancement of our terminal mainboard technology, and design of our standardized hardware terminals. Consequently we appointed Mr. Chen as our CPO who has extensive experience in those three aforementioned areas. Mr. Chen was previously our VP of R&D. He spearheaded the development of our recently launched Cloud Nest Operating System (NOS) and we believe he has the necessary technical expertise and organizational skillsets to lead our effort in product standardization and user experience enhancement."

"Secondly," Mr. Lin continued, "We are right-sizing our R&D team. Previously we were frequently engaged in customized product design, which caused us to have a bloated structure in hardware development, integration, testing, and after-sales support. Now with the release of our NOS and our mainboard V1.0, we are standardizing all of our hardware products into widely accepted specifications, thus shortening our time to market and increasing our scalability. Also, product standardization allows us to have a leaner and more effective R&D team. In addition, product standardization enables us to obtain volume discount from our strategic suppliers, quicken our market penetration, shorten our cash-to-cash cycle, relieve our after-sales hardware support to our OEM partners, and we believe it will ultimately increase our profit margins."

Mr. Lin continued, "With the right leadership by our CPO, and with the right-sized R&D team, we should be able to achieve more in less time. We look forward to the business results to be delivered by Mr. Chen, and we wish Mr. Liang the best for his future endeavors."

Mr. Chen joined CNIT as VP of the Research & Development Division in March 2014. Prior to that, Mr. Chen was a project manager at CoolPad Group Limited, a Shenzhen-based telecommunications equipment company and one of the top ten smartphone companies in China from May 2011 to February 2014. Previously, Mr. Chen was the head of research and development at VideoHome, a Taiwanese multimedia appliance manufacturer and exporter from June 2004 to May 2011. Mr. Chen graduated from Zhengzhou University with a Bachelor's Degree in Computer Science.

About China Information Technology, Inc.

China Information Technology, Inc. (Nasdaq GS: CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading Internet service company that provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is leveraging its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Robin Yang, CFO
Tel: +86 755 88319888
Email: IR@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com